Exhibit 99.1

Bona Film Group Secures Investment from Fosun International Limited

BEIJING, September 30, 2013 — Bona Film Group Limited (“Bona” or the “Company”) (Nasdaq: BONA), a leading film distributor and vertically integrated film company in China, today announced that the Company has secured an investment from Fosun Group (Fosun International Limited, 00656.HK, and its subsidiaries) (“Fosun”), a leading, large-scale group with a focus on China’s growth momentum in areas such as insurance, industrial operations, property development, investment and asset management.

Under the investment agreement, Fosun will acquire 2,000,000 Bona ordinary shares, representing a 6.4% equity stake in the Company, at an average price of $10.40 per share, or $5.20 per American Depositary Share. Fosun acquired the shares from Matrix Partners China Funds and some of Bona’s pre-IPO shareholders. Bona’s financial investor Matrix Partners China Funds will have exited its position post this transaction.

“We are very pleased to announce this investment by one of the leading large-scale groups in China,” said Mr. Dong Yu. “Fosun has extensive experience and past successes in multiple areas, including property development in many major Chinese cities, and we believe this investment will create meaningful synergies between the two parties.”

“Since our IPO in 2010, we have developed our business tremendously and made important progress to diversify our ownership structure by bringing in News Corporation as our strategic investor in May, 2012. This investment from Fosun represents yet another milestone for Bona’s ownership structure enhancement. China’s movie theater space is amid an exciting and crucial period of growth and we look forward to becoming a leading theater operator in China with the support of our investors and partners,” said Mr. Dong Yu.

As a result of this transaction, Mr. Yu’s ownership will be reduced to 7,552,506 ordinary shares (not including options to purchase 922,017 ordinary shares), representing approximately 24.1% of the Company’s ordinary shares outstanding. The transaction is expected to close in the next 10 days and is subject to customary closing conditions.

About Bona Film Group Limited

Bona Film Group Limited (Nasdaq:BONA) is a leading film distributor in China, with an integrated business model encompassing film distribution, film production, film exhibition and talent representation. Bona distributes films to Greater China, Korea, Southeast Asia, the United States and Europe, invests and produces movies in a variety of genres, owns and operates twenty movie theaters and manages a range of talented and popular Chinese artists.

For more information about Bona, please visit http://www.bonafilm.cn.

To be added to Bona’s email list to receive Company news, please send your request to bona@tpg-ir.com.

The Bona Film Group Limited logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=75750

Forward Looking Statements

This news release may contain certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

Contact Us

In China:	In the U.S.:
Ms. Lingzi Gui	The Piacente Group, Inc.
Bona Film Group Limited	Investor Relations
Tel: +86-10-5631-0700*398	Lee Roth
Email: ir@bonafilm.cn	Tel: (212) 481-2050
Email: bona@tpg-ir.com